 SEC Form 5/A
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [X]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hanna, David J. (Last) (First) (Middle) 5858 NE 87th Avenue (Street) Portland, OR 97220-0000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol YoCream International, Inc. YOCM 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 2001 5. If Amendment, Date of Original (Month/Year) 12/27/2001
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	05/03/2001	S4	2,200 | D | $3.750		D
Common Stock	05/08/2001	S4	100 | D | $3.750		D
Common Stock	10/05/2001	S4	500 | D | $3.750		D
Common Stock	10/09/2001	S4	2,250 | D | $3.800		D
Common Stock	10/11/2001	S4	2,250 | D | $3.850		D
Common Stock	10/30/2001	S4	2,500 | D |	255,493	D
Common Stock				1,044	I	By 401(k)

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Hanna, David J. - October 2001
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$0.000	02/28/2001	H4 (1)	(D) 7,000		Common Stock - 7,000	$1.750	0	D
Non-Qualified Stock Option (right to buy)	$4.000				05/15/2000 | 10/31/2004	Common Stock - 5,500		5,500	D
Non-Qualified Stock Option (right to buy)	$3.210				07/26/2001 | 06/30/2006	Common Stock - 5,000		5,000	D

Explanation of Responses : This amended Form 5 is filed for the purpose of correcting an error in the reported holdings which were previously overstated.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Cliff E. Spencer, Attorney-in-Fact for ________________________________ 05-22-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 2270 (3-99)

Hanna, David J. - October 2001
Form 5 (continued)
FOOTNOTE Descriptions for YoCream International, Inc. YOCM

Form 5 - October 2001

David J. Hanna
5858 NE 87th Avenue

Portland, OR 97220-0000
Explanation of responses:

(1)   In lieu of exercising the stock option, the reporting person surrendered the stock option to the issuer for cancellation in exchange for payment in an amount equal to the difference between the exercise price and the market price.